Exhibit 2.1

State of Delaware Secretary of State Division of Corporations Delivered 05:01 PM 12/12/2016 FILED 05:01 PM 12/12/2016 SR 20167029283 - File Number 6247471	CERTIFICATE OF FORMATION

OF

NY Residential REIT, LLC

FIRST:	The name of the limited liability company is NY Residential REIT, LLC.

SECOND:	The address of its registered office in the State of Delaware is 1013 Centre Road, Suite 403-B in the City of Wilmington, Delaware 19805, in the Country of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation, on December 12, 2016.

/s/ Laura Curtin
Laura Curtin, Authorized Person